ACETO CORPORATION

4 Tri Harbor Court

Port Washington, New York 11050

February 5, 2016

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aceto Corporation
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 11, 2015
Response dated January 19, 2016
Commission File No. 0-04217

Dear Ms. Jenkins:

This letter is submitted on behalf of Aceto Corporation (the “Registrant” or the “Company”) in connection with the Staff’s comment letter dated January 25, 2016 to Douglas Roth, the chief financial officer of the Registrant. The Staff’s comments have been retyped in italics below, and are followed by responses as authorized by the Registrant. All page references are to the documents as filed by the Registrant with the Commission.

10-K for the Fiscal Year Ended June 30, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 55

Comment 1: We have reviewed your proposed disclosures in response to our comment 3. Please also revise to include the following disclosures:

•	The income statement classification and amounts attributable to each type of collaborative arrangement for each period presented and

•	Separately disclose this information for any individually significant collaboration arrangements. If none of your collaboration arrangements are individually significant, please indicate this in your response.

Please provide us your proposed disclosures.

Response: The Registrant acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by ASC 808-10-50. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings. Please be advised that none of our collaboration arrangements are individually significant. If we have a significant collaboration agreement in the future, Aceto will provide the above-mentioned information with respect to that agreement.

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Partnered Products

The Company has various products that are subject to two types of collaborative arrangements with certain pharmaceutical companies. One type of arrangement relates to the Company’s Rising subsidiary acting strictly as a distributor and purchasing products at arm’s length; in that type of arrangement, there is no profit sharing element. The second type of collaborative arrangement results in a profit sharing agreement between Rising and a developer and/or manufacturer of a finished dosage form generic drug. Both types of collaborative arrangements are conducted in the ordinary course of Rising’s business. The nature and purpose of both of these arrangements is for the Company to act as a distributor of finished dose products to its customers.  Under these arrangements, the Company maintains distribution rights with respect to specific drugs within the U.S. marketplace.  Generally, the distribution rights are exclusive rights in the territory.  In certain arrangements, Rising is required to maintain service level minimums including, but not limited to, market share and purchase levels, in order to preserve the exclusive rights.  The Company’s accounting policy with respect to these collaborative arrangements calls for the Company to present the sales and associated costs on a gross basis, with the amounts of the shared profits earned by the pharmaceutical companies on sales of these products, if applicable, included in cost of sales in the consolidated statements of income. The shared profits are settled on a quarterly basis. For each of the fiscal years 2015, 2014 and 2013, there was approximately $51,352, $26,972 and $22,769 respectively, of shared profits included in cost of sales, related to these types of collaborative arrangements. In the case of a collaborative arrangement where Rising solely acts as a distributor and purchases product at arm’s length, the costs of those purchases are included as a cost of sales similar to any other purchase arrangement.

Schedule II, page 82

Comment 2: Your analysis of chargebacks, returns, rebates and sales discounts provided as part of your response to our comment 5 includes a line item entitled "credits taken against reserve". Please expand your disclosure to explain in further detail the nature of the credits taken against each type of reserve. To the extent that there are more than one type of credit impacting your reserves, such as changes in estimates, customer returns, etc., please expand your analysis to include separate disclosure of the nature and amounts of these credits to your accruals. Your revised disclosure should also explain the nature and timing of any facts or circumstances that resulted in any changes in estimates. In addition, please also explain the nature of the factors responsible for the following:

•	Explain the reasons for the significant increases in the amounts charged to costs and expenses and the offsetting credits against your accrual for chargebacks during the fiscal years ended June 30, 2015 and 2014. Also, please explain why your accrual for chargebacks was significantly higher at June 30, 2015 than at June 30, 2014.

•	Explain the reasons for the significant increases in the amounts charged to costs and expenses related to the accrual for sales returns during the fiscal years ended June 30, 2015 and 2014. Also, please explain the factors responsible for the increase in the accrual for sales returns as of June 30, 2015 as compared to June 30, 2014.

Response: The Registrant acknowledges the Staff’s comment and will revise future filings. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings through footnote disclosure, as well as expansion of our accounting policies disclosures, where appropriate for these estimates:

The Company has arrangements with various third parties, such as drug store chains and managed care organizations, establishing prices for its finished dosage form generics. While these arrangements are made between Aceto and its customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with the Company’s concurrence, which establishes the pricing for certain products which the wholesalers provide. Upon each sale of finished dosage form generics, estimates of chargebacks, rebates, returns, government reimbursed rebates, sales discounts and other adjustments are made. These estimates are based on historical experience, future expectations, contractual arrangements with wholesalers and indirect customers, and other factors known to management at the time of accrual. These estimates are recorded as reductions to gross revenues, with corresponding adjustments either as a reduction of accounts receivable or as a liability for price concessions.

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Under certain arrangements, Aceto will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price. As sales to the large wholesale customers increase or decrease, the reserve for chargebacks will also generally increase or decrease. The provision for chargebacks varies in relation to changes in sales volume, product mix, pricing and the level of inventory at the wholesalers. The Company continually monitors the reserve for chargebacks and makes adjustments when management believes that expected chargebacks may differ from the actual chargeback reserve.

The Company estimates its provision for returns based on historical experience, product expiration dates, changes to business practices, credit terms and any extenuating circumstances known to management. While historical experience has allowed for reasonable estimations in the past, future returns may or may not follow historical trends. The Company continually monitors the reserve for returns and makes adjustments when management believes that actual product returns may differ from the established reserve. Generally, the reserve for returns increases as net sales increase.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. Other rebates are offered to the Company’s key chain drug store, distributor and wholesaler customers to promote customer loyalty and increase product sales. These rebate programs provide customers with credits upon attainment of pre-established volumes or attainment of net sales milestones for a specified period. Other promotional programs are incentive programs offered to the customers. The Company provides a provision for government reimbursed rebates and other rebates at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of customer inventories, contract sales mix and average contract pricing. Aceto regularly reviews the information related to these estimates and adjusts the provision accordingly.

Sales discount accruals are based on payment terms extended to customers.

The following table summarizes activity in the consolidated balance sheet for contra assets and liability for price concessions for the years ended June 30, 2015, 2014 and 2013:

	Accruals for Chargebacks, Returns and Other Allowances
	Chargebacks	Returns	Government Reimbursed Rebates	Other Rebates	Sales Discounts
Balance at June 30, 2012	$1,109	$4,155	$398	$1,080	$-
Current year provision	29,639	6,739	1,211	11,975	2,338
Credits issued during the year	(27,741)	(2,802)	(1,107)	(11,510)	(2,338)
Balance at June 30, 2013	$3,007	$8,092	$502	$1,545	$-
Current year provision	60,469	17,312	2,503	20,811	4,339
Credits issued during the year	(52,490)	(5,155)	(2,000)	(18,726)	(3,649)
Balance at June 30, 2014	$10,986	$20,249	$1,005	$3,630	$690
Current year provision	208,965	21,403	4,259	36,923	9,381
Credits issued during the year	(187,784)	(10,960)	(4,326)	(36,218)	(7,389)
Balance at June 30, 2015	$32,167	$30,692	$938	$4,335	$2,682

Credits issued during a given period represent cash payments or credit memos issued to the Company’s customers as settlement for the related reserve. Management has the experience and access to relevant information that it believes is necessary to reasonably estimate the amounts of such deductions from gross revenues. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates. The Company has not experienced any significant changes in its estimates as it relates to its chargebacks, rebates or sales discounts in each of the years in the three year period ended June 30, 2015. The increase in chargebacks from June 30, 2014 to June 30, 2015 is primarily due to an increase in sales of Rising products due to the PACK acquisition that occurred in April 2014, as well as new generic product launches during the past two fiscal years and price increases on certain products. In addition, the increase in chargebacks is due to an increase in wholesale acquisition prices as well as the consolidation of wholesalers and retail drug chains. During the year ended June 30, 2015, the Company recorded $3,497 in additional gross profit related to a change in estimate for product returns due to the most recent returns experience. The increase in returns from June 30, 2013 to June 30, 2014 and from June 30, 2014 to June 30, 2015 is a direct result of the increase in sales at the Company’s Rising subsidiary.

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Should the Staff have questions or comments regarding this letter, please feel free to contact the undersigned at 516-478-9540 or our general counsel Steven Rogers at 516-478-9514.

Very truly yours,

ACETO CORPORATION

By:	/s/ Douglas Roth
Douglas Roth
Chief Financial Officer

Ms. Linda Cvrkel

Mr. Rufus Decker

Steven Rogers, Esq.

Steven E. Siesser, Esq.

Peter H. Ehrenberg, Esq.

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